FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number: 001-35031

Zuoan Fashion Limited
(Exact name of registrant as specified in its charter)

Room 213 to 215, Block 8
No. 1150 Luochuan Middle Road
Shanghai 200072, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Zuoan Fashion Limited

TABLE OF CONTENTS

Item
1	Press release

Item 1

Zuoan Fashion Limited Announces
Fourth Quarter and Full Year 2010 Financial Results

~ FY10 Revenue Increased 25.8% to RMB872.1 million from RMB 693.1 million in 2009 ~
~ FY10 Net Income Increased 18.9% to RMB183.0million from RMB153.9 million in 2009 ~
~ FY10 Basic & Diluted Earnings Per Share and ADS Increased 18.9% from 2009 ~
~ FY10 Pro-Forma Diluted Earnings Per Share and ADS Increased 18.8% from 2009 ~

Shanghai, China, April 14, 2011 – Zuoan Fashion Limited (NYSE: ZA) (“Zuoan” or the “Company”), a leading design-driven fashion casual menswear company in China, today announced its financial results for the fourth quarter and full year ended December 31, 2010.

James Hong, Founder, Chairman of the Board and Chief Executive Officer, commented, “We were pleased with our results for the fourth quarter and 2010 fiscal year.  We enjoyed meaningful double digit growth over the prior year as measured by store count, revenue, gross profit, operating profit and net income.  Our growth was primarily driven by distributor sales volume and the expansion of our sales network.”

“In order to accelerate the expansion of our successful distributor model, we plan to open direct flagship stores which we believe will motivate distributors to expand their distributor store network at a faster rate, stimulate distributor store sales in the nearby regions as well as to strengthen Zuoan’s brand equity. In order to focus on the opening of our flagship stores, we successfully transferred all 31 of our direct normal stores to our distributors in January 2011. In addition, we appointed three additional distributors in January 2011 in order to continue our sales network expansion efforts.”

“We have built an excellent platform for future growth through our initiatives including expanding our distribution network coverage, building our flagship store network and enhancing our marketing activities as well as strengthening our design capabilities. We are excited to continue to build our brand and improve our revenue and profit growth this year and beyond,” concluded Mr. Hong.

Fourth Quarter 2010 Financial Highlights

•	Revenues in the fourth quarter of 2010 were RMB258.2 million ($39.1 million), an increase of 26.9% from RMB203.4 million in the same quarter of 2009.

•	Gross profit in the fourth quarter increased 21.0% year over year to RMB103.8 million ($15.7 million) from RMB85.8 million ($13.0 million).

•
Gross profit margin was 40.2% compared to 42.2% in the prior year period and 41.2% in the 2010 third quarter.  Fourth quarter 2010 gross margin decreased primarily due to the Company’s efforts to effectively manage its inventory by reducing out-of-season inventory at prices discounted below the Company’s general wholesale price range as well as clearing shop level stock as the Company’s direct stores were transitioned to its distributors.

•	Net income was RMB55.3 million ($8.4 million), an increase of 43.5% from RMB38.5 million in the same quarter of 2009.

•
Basic and diluted earnings per share increased to RMB0.69 ($0.10) in the fourth quarter, equivalent to RMB2.77 ($0.42) per American depositary share (“ADS”), compared to basic and diluted earnings per share of RMB0.48 ($0.07), equivalent to RMB1.93 ($0.29) per ADS, in the fourth quarter of 2009.

•
Pro forma diluted earnings per share, which takes into account convertible bonds converted since FY10, increased to RMB0.66 ($0.10) in the fourth quarter, equivalent to RMB2.63 ($0.40) per ADS, compared to pro-forma diluted earnings per share of RMB0.46 ($0.07), equivalent to RMB1.85 ($0.28) per ADS, in the fourth quarter of 2009.

Full Year 2010 Financial Highlights

•	Total revenue for the full year 2010 increased 25.8% to RMB872.1 million ($132.1 million) from RMB693.1 million in 2009.

•
Gross profit increased 26.6% to RMB356.9 million ($54.1 million) in 2010 from RMB281.9 million ($42.7 million) in 2009 and gross profit margin increased by 20 basis points to 40.9% in 2010 from 40.7% in 2009.

•	Net income for the full year 2010 was RMB183.0 million ($27.7 million), an increase of 18.9% from RMB153.9 million in 2009.

•	Basic and diluted earnings per ADS increased 18.9% to RMB9.15 ($1.39), equivalent to $0.35 per share, compared to $1.17 diluted earnings per ADS, equivalent to $0.29 per share, in the prior year.

•
Pro forma diluted earnings per ADS increased 18.8% to RMB8.75 ($1.33), equivalent to $0.33 per pro forma weighted average diluted share, compared to $1.12 pro forma diluted earnings per ADS, equivalent to $0.28 per pro forma weighted average diluted share, in the prior year.

•	The number of Zuoan stores increased 10% to 1,101 at the end of 2010 compared to 1,000 stores at the end of 2009.

Fourth Quarter 2010 Financial Performance

Revenue for the fourth quarter was RMB258.2 million ($39.1 million), a 26.9% increase from RMB203.4 million ($30.8 million) in the same period last year.  The increase in revenue was driven by both distributors and direct stores sales volume.  Fourth quarter distributor sales increased 23.6% to RMB238.7 million compared to RMB193.2 million in the fourth quarter of 2009 while fourth quarter direct store sales increased 91.3% to RMB19.5 million compared to RMB10.2 million in the prior year period.  A total of 26 distributor stores were opened in the 2010 fourth quarter resulting in a total of 1,070 distributor locations at the end of 2010 compared to 978 distributor locations at the end of 2009.  There were no direct stores opened in the 2010 fourth quarter as the Company made plans to transition its 31 direct stores to its distributors in January 2011.

Cost of sales increased 31.3% to RMB154.4 million ($23.4 million) in the fourth quarter of 2010 from RMB117.6 million ($17.8 million) in the same quarter of 2009, primarily as a result of the increase in sales volume. As a percentage of revenues, cost of sales increased to 59.8% in the fourth quarter of 2010 from 57.8% in the fourth quarter of 2009.

Gross profit in the fourth quarter increased 21.0% year over year to RMB103.8 million ($15.7 million) from RMB85.8 million ($13.0 million).  Fourth quarter 2010 gross profit margin was 40.2% compared to 42.2% in the same period last year and 41.2% in the third quarter of 2010.  Fourth quarter 2010 gross margin decreased primarily due to the Company’s efforts to effectively manage its inventory by reducing out-of-season inventory at prices discounted below the Company’s general wholesale price range as well as clearing shop level stock as it transitioned direct stores to its distributors.

Selling and distribution expenses in the fourth quarter were RMB17.3 million ($2.6 million), or 6.7% of revenue, compared to RMB25.4 million ($3.8 million), or 12.5% of revenue in the same period last year.  This percentage decrease was primarily due to the cancellation since January 2010 of brand promotion allowances that we provided our distributors as well as lower advertising expense compared to the same period last year.

Administrative expenses in the fourth quarter were RMB9.5 million ($1.4 million), or 3.7% of revenue, compared to RMB8.5 million ($1.3 million), 4.2% of revenue in the same period last year. This percentage decrease was primarily a result of tight control on growth of expenses while revenues were growing at a faster rate relatively.

Finance costs in the fourth quarter were RMB2.5 million ($0.4 million) compared to RMB0.3 million ($0.05 million) in the same period last year. This increase was primarily a result of the accrued interest for the subsidiary’s convertible loans and the increase in bank borrowings.

Effective tax rate in the fourth quarter remained flat at 26.0% compared to 26.0% in the prior year period.

Net income for the fourth quarter increased 43.5% to RMB55.3 million ($8.4 million) from RMB38.5 million ($5.8 million) in the same period last year.  Fourth quarter net income as a percentage of revenue was 21.4% compared to 18.9% in the prior year period.

Basic and diluted earnings per share increased to RMB0.69 ($0.10) in the fourth quarter of 2010 from RMB0.48 ($0.07) in the fourth quarter of 2009. The Company had 80.0 million shares outstanding during the quarter ended December 31, 2010.

Pro forma diluted earnings per share increased to RMB0.66 ($0.10) in the fourth quarter of 2010 from RMB0.46 ($0.07) in the fourth quarter of 2009 after the adjustment to add back interest expense related to convertible loans assumed to be converted. The Company had approximately 86.5 million pro forma weighted average diluted no of shares outstanding during the quarter ended December 31, 2010.

Full Year 2010 Financial Performance

Revenue in 2010 was RMB872.1 million ($132.1 million), a 25.8% increase from RMB693.1 million ($105.0 million) in 2009.  The increase in revenue was driven by both distributors and direct stores sales volume.  Full year distributor sales increased 23.0% to RMB829.0 million compared to RMB673.9 million of 2009 while full year direct store sales increased 124.0% to RMB43.1 million compared to RMB19.2 million in 2009.  A total of 92 distributor stores were opened in 2010 resulting in a total of 1,070 distributor store locations at the end of 2010 compared to 978 distributor store locations at the end of 2009.  There were 9 direct stores opened in 2010 resulting in total of 31 direct stores at the end of 2010 compared to 22 direct stores at the end of 2009. Average selling price (“ASP”) in 2010 slightly increased to RMB131 compared to RMB130 in 2009.

Cost of sales increased by 25.3% to RMB515.2 million ($78.1 million) in 2010 from RMB411.2 million ($62.3 million) in 2009, primarily as a result of the increase in line with the sales volume. As a percentage of revenues, cost of sales decreased to 59.1% in 2010 from 59.3% in 2009.

Gross profit in 2010 increased 26.6% year over year to RMB356.9 million ($54.1 million) from RMB281.9 million ($42.7 million).  Full year 2010 gross profit margin was 40.9% compared to 40.7% in 2009.

Selling and distribution expenses in 2010 were RMB61.5 million ($9.3 million), or 7.1% of revenue, compared to RMB53.4 million ($8.1 million), or 7.7% of revenue in 2009.  This percentage decrease was primarily a result of the cancellation since January 2010 of brand promotion allowances that we provided distributors as well as lower advertising expense  compared to 2009.

Administrative expenses in 2010 were RMB37.4 million ($5.7 million), or 4.3% of revenue, compared to RMB22.2 million ($3.4 million), 3.2% of revenue in 2009. This percentage increase was primarily a result of the increase in one-time charges relating to IPO related expenses, extension fee for the convertible loans as well as exchange losses, incurred in the nine months period of 2010, respectively.

Finance costs in 2010 were RMB8.6 million ($1.3 million) compared to RMB1.0 million ($0.15 million) in 2009. This increase was primarily a result of the accrued interest for the subsidiary’s convertible loans and the increase in bank borrowings.

Effective tax rate in 2010 increased to 26.9% compared to 25.4% in 2009 due to higher operating expenses incurred for the investment holding companies within the group.

Net income in 2010 increased 18.9% to RMB183.0 million ($27.7 million) from RMB153.9 million ($23.3 million) in 2009.  Net income as a percentage of revenue was 21.0% compared to 22.2% in 2009 due to the increase in one-time charges relating to IPO related expenses, extension fee and accrued interest of the convertible loans as well as exchange losses.

Basic and diluted earnings per share increased to RMB2.29 ($0.35) in 2010 from RMB1.92 ($0.29) in 2009. The Company had 80.0 million shares outstanding during the quarter ended December 31, 2010.

Pro forma diluted earnings per share increased to RMB2.19 ($0.33) in 2010 from RMB1.85 ($0.28) in 2009 after the adjustment to add back interest expense related to convertible loans assumed to be converted. The Company had approximately 86.5 million and 83.4 million pro forma weighted average diluted no of shares outstanding during the year ended December 31, 2010 and 2009, respectively.

As of December 31, 2010, the Company had cash, cash equivalents of RMB367.7 million ($55.7 million), compared to RMB141.6 million as of December 31, 2009.  Net cash provided by operating activities was RMB165.5 million ($25.1 million) in the twelve months ended December 31, 2010, up 300.9% from RMB41.3 million in the twelve months ended December 31, 2009.

Outlet Type:	2010	2009
Direct Stores	31	22
Distributor and Sub-distributor Stores	1,070	978

Total:	1,101	1,000

Initial Public Offering
On February 15, 2011, Zuoan’s ADSs began trading on the New York Stock Exchange under the ticker symbol “ZA.”  Zuoan issued 6,000,000 ADSs, each representing four ordinary shares, at a price of $7.00 per ADS and received total proceeds of US$42.0 million.

Financial Outlook

For the first quarter of 2011, the Company currently anticipates revenue in the range of RMB200-RMB205 million ($30.3-$31.1 million), gross margin of approximately 41-42%, net income of approximately RMB43-RMB44 million ($6.5-$6.7 million) and diluted EPS of approximately RMB0.44-RMB0.45 ($0.07).  Approximately 22 new retail stores are expected to be opened by distributors in the first quarter of 2011.

Revenue in the first half of 2011 is expected in the range of RMB415-RMB425 million ($62.9-$64.4 million).  Gross margin is expected to be in the 41-42% range in the first half of 2011, with additional gross margin and ASP growth expected in second half of 2011 due to an expected increase in wholesale prices to Company’s distributors.

Conference Call Information

Zuoan’s management will host an earnings conference call on April 14, 2011 at 8:30 a.m. U.S. Eastern Time.  Listeners may access the call by dialing #1-201-689-8471.  A webcast will also be available via www.viavid.net.  A replay of the call will be available through April 21, 2011.  Listeners may access the replay by dialing #1-858-384-5517, access code: 370479.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.6 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2010.

About Zuoan Fashion Limited

Zuoan Fashion Limited is a leading design-driven fashion casual menswear company in China.  Zuoan offers a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.  Through extensive networks of distributors and retail stores, Zuoan sells its products in 27 of China’s 32 provinces and municipalities.  As of December 31, 2010, Zuoan had 1,101 stores located in China.

Safe Harbor

This news release may contain forward-looking information about Zuoan Fashion Limited, which is covered under the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward- looking terminology such as believe, expect, may, will, should, project, plan, seek, intend, or anticipate or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and Zuoan Fashion Limited's future performance, operations, and products.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Actual performance results may vary significantly from expectations and projections. Further information regarding this and other risk factors are contained in Zuoan’s public filings with the U.S. Securities and Exchange Commission.

All information provided in this news release and in any attachments is as of the date of the release, and the companies do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact Information
John Low
Email: john.low@zuoancn.com

ICR, LLC
William Zima
Phone: +86-10-6583-7511
Zuoan Investor Relations Department
US: 1-646-308-1614

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended December 31			Year ended December 31
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
(in thousands)
Revenues:	203,396	258,207	39,122	693,089	872,085	132,134
Cost of goods sold:	(117,604)	(154,368)	(23,389)	(411,165)	(515,158)	(78,054)
Gross profit	85,792	103,839	15,733	281,924	356,927	54,080
Other income	517	262	40	898	868	132
Selling, marketing and distribution expenses	(25,361)	(17,269)	(2,617)	(53,373)	(61,486)	(9,316)
General and administrative expenses	(8,543)	(9,497)	(1,439)	(22,176)	(37,382)	(5,664)
Finance costs	(328)	(2,539)	(385)	(1,018)	(8,602)	(1,303)
Profit before taxation	52,077	74,796	11,333	206,255	250,325	37,928
Income tax expenses	(13,533)	(19,478)	(2,951)	(52,357)	(67,324)	(10,201)
Profit after taxation	38,544	55,318	8,382	153,898	183,001	27,727

Other comprehensive (loss)/profit: Foreign exchange difference arising from translation of foreign currency financial statements	(26)	769	117	(27)	1,555	236
Total comprehensive income for the year	38,518	56,087	8,498	153,871	184,556	27,963

Earnings per share (RMB):
Basic and diluted earnings per share	0.48	0.69	0.10	1.92	2.29	0.35

Pro forma earnings per share:
Diluted earnings per share	0.46	0.66	0.10	1.85	2.19	0.33

Basic and diluted no. of shares (‘000)	80,000	80,000		80,000	80,000

Pro forma weighted average diluted no. of shares (‘000)	83,562	86,722		83,366	86,515

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	As of December 3	As of December31
(in thousands)	2009	2010	2010
ASSETS	RMB	RMB	US$

Non-current assets
Property, plant and equipment	2,043	2,720	412
Deferred offering costs	-	5,757	872
	2,043	8,477	1,284
Current assets
Inventories	17,409	22,339	3,385
Trade and other receivables	215,454	249,857	37,857
Prepayments	2,409	2,313	350
Fixed deposits – pledged	2,175	1,054	160
Cash and cash equivalents	141,569	367,731	55,717
	379,016	643,294	97,469
Total assets	381,059	651,771	98,753

EQUITY AND LIABILITIES

Share capital	1	134	20
Share premium	129,599	129,599	19,636
Reserves	16,653	19,360	2,933
Retained profits / (deficit)	132,894	314,610	47,668
Total equity	279,147	463,703	70,258

LIABILITIES

Current liabilities
Trade and other payables	51,496	70,582	10,694
Interest-bearing bank borrowings	17,050	56,700	8,591
Convertible loans	19,439	40,961	6,206
Current income tax payable	13,927	19,825	3,004
Total liabilities	101,912	188,068	28,495

Total equity and liabilities	381,059	651,771	98,753

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Year ended December 31	Year ended December 31
	2009	2010	2010
(in thousands)	RMB	RMB	US$
Cash flows from operating activities
Profit before taxation	206,255	250,325	37,928
Adjustments for :
Depreciation of property, plant and equipment	780	680	103
Loss on disposal of property, plant and equipment	7	-
Interest expenses on bank borrowings	1,018	2,332	353
Interest expense on convertible loans	-	6,270	950
Interest income	(504)	(868)	(132)

Operating profit before working capital changes	207,556	258,739	39,203
Increase in inventories	(9,090)	(4,930)	(747)
Increase in trade and other receivables	(73,388)	(34,403)	(5,213)
Increase in prepayments	(2,436)	(5,661)	(858)
Decrease in fixed deposits pledged	3,730	1,121	170
Increase/(Decrease) in trade and other payables	(35,238)	14,371	2,177
Cash generated from operations	91,134	229,237	34,733
Interest paid	(1,018)	(2,332)	(353)
Income tax paid	(48,844)	(61,426)	(9,307)
Net cash generated from operating activities	41,272	165,479	25,073

Cash flows from investing activities
Acquisition of property, plant and equipment	(271)	(1,357)	(206)
Interest received	504	868	132
Net cash (used in)/generated from investing activities	233	(489)	(74)

Cash flows from financing activities
Bank loans obtained	18,550	57,700	8,742
Repayment of bank loans	(8,550)	(18,050)	(2,735)
Convertible loan obtained	19,439	21,522	3,261
Net cash generated from financing activities	29,439	61,172	9,268

Net increase in cash and cash equivalents	70,944	226,162	34,267
Cash and cash equivalents at beginning	70,625	141,569	21,450
Cash and cash equivalents at end	141,569	367,731	55,717

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zuoan Fashion Limited

Date: April 14, 2011	By:	/s/ JAMES JINSHAN HONG
	Name:	James Jinshan Hong
	Title:	Chairman and Chief Executive Officer